1. Q. Name and Address of Reporting Person

     A. Dean W. Rowell and Trachyte Oil Company

2. Q. Issuer Name and Ticker or Trading Symbol

     A. Standard Energy Corporation "STDE"

3.  Q. Social Security Number

     A. (Voluntary)

4.  Q. Statement for Month

     A. June, 2002

5.  Q. Amendment

     A. N/A

6.  Q. Relationship of Reporting Person

     A. Officer, Director, President, CEO & 10% Owner

7.  Q. Individual or Joint Filing

     A. Form filed by More than One Reporting Person

8.  Q. Title of Security    Transaction Dates     Transaction Code

     A.  Common             6/3/02 thru 6/30/02        S

         Amount          Acquired or Disposed     Price

         123,834              D                   $.04722 p/s

          Amount of Securities Beneficially Owned at end of Month

                    50,520,113

          Ownership Forum

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